Investor Presentation

December 2018 | Confidential





The Problem

Out-Of-Home-Entertainment is Outdated

Box Office <u>Ticket Sales</u> Dropped >20% / 15 years

Audiences Demand Experiences & Participation

AR/VR Investment $27B 2018 | Low In-Home Adoption



The Immersive Revolution

- **More than $1B spent on immersive entertainment projects in 2017.**

- **Location-based entertainment (LBE) is the new "golden ticket".**

- **LBE industry forecasted at $12B by 2023.**

- **Museum of Ice Cream | 500k+ Annual Visitors**

- **MeowWolf Over 600k Annual Visitors**

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onedome®

Reality Evolved

Onedome is an immersive entertainment & media company.

Vision:

To use interactive arts and immersive entertainment to inspire collaboration, connection and community.

Mission:

In collaboration with global artists, visionaries, innovators and technologists, we create & curate permanent & temporary, large-scale immersive & mixed-reality installations that bring people together to connect over shared experiences.

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The Onedome Model


FUNDING
NETWORK
ARTIST
ARTIST
ARTIST
ARTIST
COLLABORATE
ARTIST
ARTIST
ARTIST
ARTIST
PRODUCE
DISTRIBUTE
360
Mixed Reality
Experiential Gallery
MARKETING
ONLINE PLATFORM

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Flagship Location | Market St
San Francisco CA

WHY SAN FRANCISCO?

A community of early adopters.

No other permanent immersive
entertainment destination.

Vibrant art and tech scene.

27M visitors per year.

Bay Area population: 8M.

The Unreal Garden

A mixed reality art experience.



The Unreal Garden | Mixed Reality

First mass-consumer, multiplayer mixed-reality experience, integrating physical landscapes, soundscapes, projections and augmented reality (AR).

10 international artists working across different genres and mediums.

8 incredible, augmented art pieces.

Up to 25 simultaneous users.

A 25-minute interactive journey.

$22-$37 per ticket.

10
Visionary
Artists

1 extraordinary experience



The Digital Alchemist
ANDROID JONES
the unreal garden
The Abstract Evolutionist
ANDY THOMAS
the unreal garden
The Sculptor Physicist
JASMINE PRADISSITTO
the unreal garden
The Urban Anatomist
JOHN PARK
the unreal garden
The Zoological Impressionist
SCOTT MUSGROVE
the unreal garden
The Unreal Technologist
RAY KALLMEYER
The Structural Environmentalists
SHUSTER + MOSELEY
VLADISLAV SOLOVJOV
the unreal
The Geometric Activist
WERC











LMNL

An immersive gallery.



LMNL
Immersive Installations

A labyrinth of digital art.

14 interactive rooms & installations

Over a dozen world-renowned new media artists.

Over 60 minutes of fun.

Open to all ages, family-friendly.

~100/125 people at any one time

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SUCCESS DRIVERS

Success Drivers

Location

- In the center downtown San Francisco at the intersection of tourists, Advertising & Tech companies and SOMA residents.

First-Mover Advantage

- First-to-market large-scale consumer mixed reality art experience using physical landscapes, sound, projections and AR.

Social Media Sharing

- Viral-marketing through Instagram and Facebook.
- User-Generated Content opportunities
- Selfie-stations, Rollercoaster Shots and Photos through Hololens

Success Drivers

Content

- Network of global artists who can rapidly create and publish content through our editor
- Digital Content Easy to Refresh & Update = Return Customers
- Integrated Analytics - swap out bad content

Technology

- Web-based platform that facilitates the flow and speed from content creation to live experience.

- Dedicated development team through partner.

Partnerships

- Strategic partnerships with Enklu (CreateAR), Microsoft and HP.

Timeline - From Concept to Open in 9 months



$1.1M Friends & Family
Aug '17
Dec '17
Product Roadmap
Feb '18
AR Alpha Build
Apr '18
MR Alpha Build
Lease signed
$707,111 Note
July '18
July -
Oct '18
Continued Product
Development
Aug-Sept '18
$560,000 Note
Venue Build Out
$3.3M Series A
Oct '18
Launch
The Unreal Garden
Launch
LMNL PH1
Dec '18
Mar '19
Launch
LMNL PH2
Launch
Bewilderness
May '19

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Where We Are Today

Executed build on time - LMNL on track for December 22

Amazing customer feedback (4.5-5 stars across all channels)

Significant corporate event interest - booked Old Navy, Apartment List & Akamai in Nov/Dec.

Online presence strong and growing (almost 75% of two-bit-circus which is 5 years older and raised >$21M)

High-click rates (>1% on FB, 4.79% on Google)

Successfully worked through initial technical challenges

Executed on first PR waive second half of October

Strong week over week revenue growth over 8 weeks, currently at $13,500/day = $4.7M run rate



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Next steps

Marketing Plan

Major marketing & influencer push coming, including social

Now completing customer profiling and marketing efficiency (Ticket$/Marketing$) analysis per channel

Getting ready to invest into paid media to drive customer adoption

Corporate Sales

Working on multiple LOIs with corporates

Plan to change permit from M (Retail) to A3 (Assembly) in Q1 to enable much higher frequency of events at lower cost

















Key Team Members



Bertram Meyer | CEO

Serial Entrepreneur
Previously CEO & Cofounder Taulia
Successful exit with Ebydos



Leila Amirsadeghi | CSO / CMO

22+ Years Experience in Content,
Entertainment & Technology
Disney, Netflix, THE VOID, WB



Ray Kallmeyer | Games Director

10+ years in Game Development
CreateAR. NCSOFT
KIXEYE, FireForge



Vince Argentine | Creative Director, Mixed

12+ years in Motion & Animation
Uncharted 2: Among Thieves. Resident
Evil 5 Rise of Planet of the Apes, Guardians of
the Galaxy 2 & Black Panther.



Chris Deckker | Venue Operations

30 Years Experience in Event & Festival
Production and, Venue Management
Founder Earthdance & Uplift



Becca Dakini | Sr. Creative Producer

20 Years in Event Production, Non-Profits
& Project Management.
The DoLab, Burning Man, Burners without
Borders & Uplift

⊚ onedome

Thank you!



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